                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                            Central Newspapers, Inc.
         --------------------------------------------------------------
                                (Name of Issuer)

                  Class B Common Stock, par value, no par value
         --------------------------------------------------------------
                         (Title of Class of Securities)


      Louis A. Weil, III, Central Newspapers, Inc. 200 E. Van Buren Street
      --------------------------------------------------------------------
                     Phoenix, Arizona 85004- (602) 444-1115
                     --------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 28, 2000
        ---------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)
                                Page 1 of 8 Pages

--------------------------------------------------------------------------------
                                       13D                     PAGE 2 OF 8 PAGES
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MYRTA J. PULLIAM
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
         N/A                                                            (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES CITIZEN
--------------------------------------------------------------------------------
  NUMBER OF SHARES       7     SOLE VOTING POWER
                               45,000
--------------------------------------------------------------------------------
  BENEFICIALLY OWNED     8     SHARED VOTING POWER
                               50,470,000
--------------------------------------------------------------------------------
  BY EACH REPORTING      9     SOLE DISPOSITIVE POWER
                               45,000
--------------------------------------------------------------------------------
    PERSON WITH          10    SHARED DISPOSITIVE POWER
                               50,470,000
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         50,515,000
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         N/A                                                                [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         91.3%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         OO (TRUSTEE)
--------------------------------------------------------------------------------
                                    13D                        PAGE 2 OF 8 PAGES
--------------------------------------------------------------------------------

                         (Continued on following pages)
                                Page 2 of 8 Pages

--------------------------------------------------------------------------------
                                       13D                     PAGE 3 OF 8 PAGES
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         FRANK E. RUSSELL
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
         N/A                                                            (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES CITIZEN
--------------------------------------------------------------------------------
  NUMBER OF SHARES       7     SOLE VOTING POWER
                               250,000
--------------------------------------------------------------------------------
  BENEFICIALLY OWNED     8     SHARED VOTING POWER
                               46,015,010
--------------------------------------------------------------------------------
  BY EACH REPORTING      9     SOLE DISPOSITIVE POWER
                               250,000
--------------------------------------------------------------------------------
    PERSON WITH          10    SHARED DISPOSITIVE POWER
                               46,015,010
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         46,265,010
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         N/A                                                                [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         83.8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         OO (TRUSTEE)
--------------------------------------------------------------------------------
                                    13D                        PAGE 3 OF 8 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         LOUIS A. WEIL III
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
         N/A                                                            (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES CITIZEN
--------------------------------------------------------------------------------
  NUMBER OF SHARES       7     SOLE VOTING POWER
                               0
--------------------------------------------------------------------------------
  BENEFICIALLY OWNED     8     SHARED VOTING POWER
                               45,815,000
--------------------------------------------------------------------------------
  BY EACH REPORTING      9     SOLE DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
    PERSON WITH          10    SHARED DISPOSITIVE POWER
                               45,815,000
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         45,815,000
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         N/A                                                                [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         82.8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         OO (TRUSTEE)
--------------------------------------------------------------------------------
                                    13D                        PAGE 4 OF 8 PAGES
--------------------------------------------------------------------------------

        ITEM 1. SECURITY AND ISSUER

This statement relates to the Class B Common Stock, no par value, of Central Newspapers, Inc., 200 E. Van Buren Street Phoenix, Arizona 85004 (602) 444-1115.

        ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed by:

        (i) Myrta J. Pulliam, an individual, whose principal business address is 135 North Pennsylvania Street, Suite 1200, Indianapolis, Indiana 46204. Ms. Pulliam is an executive and is a citizen of the United States. During the last 5 years, Ms. Pulliam has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (ii) Frank E. Russell an individual, whose principal business address is Central Newspapers, Inc., 200 E. Van Buren Street, Phoenix, Arizona 85004. Mr. Russell is a private investor and is a citizen of the United States. During the last 5 years, Mr. Russell has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (iii) Louis A. Weil, III., an individual, whose principal business address is Central Newspapers, Inc., 200 E. Van Buren Street, Phoenix, Arizona 85004. Mr. Weil is an executive and is a citizen of the United States. During the last 5 years, Mr. Weil has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The securities referenced in Item 1 are shares of capital stock of Central Newspapers, Inc., a Delaware corporation ("CNI"). The trust for which the persons filing this Schedule 13D are Trustees (The Eugene C. Pulliam Trust) has previously been exempt from the obligations to make filings on Schedule 13D by virtue of obtaining ownership of the applicable securities before 1970 and consequently filings have been made on Schedule 13G. Most of the shares reported in this filing (45,815,000) are the result of shares originally contributed to the trust in 1965. The remaining shares held by individual trustees were acquired principally by gift or inheritance.

        ITEM 4. PURPOSE OF TRANSACTION.

        Most of the shares of Class B Common Stock of CNI reported in this filing (45,815,000) are assets in the trust overseen by the persons referenced in Item 2 (the "Trustees"). The securities were originally acquired and have long been held for investment. The Trustees have executed a voting agreement with Gannett Co., Inc. ("Gannett") whereby in accordance with the terms of that agreement the Trustees have agreed to vote and/or tender, or cause to be voted and/or tender, the securities of CNI held and voted by the trusts in favor of a merger of CNI with Gannett (the "Merger") and against any potential transaction other than the Merger. An agreement regarding voting of the securities is attached as an Exhibit to this Schedule.

        ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        As of July 6, 2000:

        (A) Ms. Pulliam (i) has the sole power to vote or direct the vote of 45,000 shares, (ii) the shared power to vote or direct the vote of 50,470,000 shares, including 45,815,000 shares held by The Eugene C. Pulliam Trust of which Ms. Pulliam is a Trustee and as to which such shares Ms. Pulliam disclaims beneficial ownership, (iii) the sole power to dispose or direct the disposition of 45,000 shares and (v) the shared power to dispose or direct the disposition of 50,470,000 shares of Class B Common Stock of the CNI owned by her representing 91.3% of the issued and outstanding shares of Class B Common Stock of CNI (which is based on the number of securities outstanding as contained in the most recently available filing with the Commission by CNI).

        (B) Mr. Russell has (i) the sole power to vote or direct the vote of 250,000 shares, (ii) the shared power to vote or direct the vote of 46,015,010 shares, including (a) 45,815,000 shares held by The Eugene C. Pulliam Trust of which Mr. Russell is a Trustee as to which such shares Mr. Russell disclaims beneficial ownership and (b) 200,010 shares held by the Nina Mason Pulliam Charitable Trust of which Mr. Russell is a trustee as to which such shares Mr. Russell, (iii) the sole power to dispose or direct the disposition of 250,000 shares and (v) the shared power to dispose or direct the disposition of 46,015,010 shares of Class B Common Stock of the CNI owned by him representing 83.6% of the issued and outstanding shares of Class B Common Stock of CNI (which is based on the number of securities outstanding as contained in the most recently available filing with the Commission by CNI).

        (C) Mr. Weil has (i) the sole power to vote or direct the vote of 0 shares, (ii) the shared power to vote or direct the vote of 45,815,000 shares held by The Eugene C. Pulliam Trust of which Mr. Weil is a Trustee, (iii) the sole power to dispose or direct the disposition of 0 shares and (iv) the shared power to dispose or direct the disposition of 45,815,000 shares of Class B Common Stock of the CNI beneficially owned by him representing 82.8% of the issued and outstanding shares of Class B Common Stock of CNI (which is based on the number of securities outstanding as contained in the most recently available filing with the Commission by CNI). Mr. Weil disclaims beneficial ownership of the 45,815,000 shares of Class B Common Stock of CNI owned by Eugene C. Pulliam Trust of which he is a Trustee.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Trustees have executed a voting and tender agreement with Gannett whereby they, in accordance with the terms of that agreement, have agreed to vote and/or tender, or caused to be voted and/or tendered, the securities of CNI held and voted by the trusts by them in favor of the Merger.

        ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 - Agreement and Plan of Merger

        Exhibit 2 - Voting and Tender Agreement

        After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

/s/ Myrta J. Pulliam                               July 6, 2000
--------------------------------                   -----------------------------
Myrta J. Pulliam                                   Date:

/s/ Louis A. Weil, III                             July 6, 2000
--------------------------------                   -----------------------------
Louis A. Weil, III                                 Date:

/s/ Frank E. Russell                               July 6, 2000
--------------------------------                   -----------------------------
Frank E. Russell                                   Date: